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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                               ZYMOGENETICS, INC.
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98985T109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 31, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

              [_] Rule 13d-1(b)

              [X] Rule 13d-1(c)

              [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 98985T109             13G                           Page 2 of 8 Pages
-------------------------------------------------------------------------------


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 -0- shares
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  2,000,000 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  2,000,000 shares (1)
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 shares (1)

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [_]

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.5%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 98985T109             13G                           Page 3 of 8 Pages
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                 -0- shares
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  2,000,000 shares (1)
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  2,000,000 shares (1)
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 shares (1)
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.5%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).  Name of Issuer: Zymogenetics, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

        1201 Eastlake Avenue East
        Seattle, WA  98102

     Item 2 (a). Name of Person Filing: Paul G. Allen and Vulcan Ventures Incorporated

     Item 2 (b). Address of Principal Business Office or, if none, Residence:

        505 Union Station, 505 Fifth Avenue South, Suite 900
        Seattle, Washington  98104

     Item 2 (c). Citizenship:Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

     Item 2 (d). Title of Class of Securities: Common Stock

     Item 2 (e). CUSIP Number: 98985T109

     Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

     Item 4. Ownership

     (a) Amount Beneficially Owned: 2,000,000 shares (1)

     (b) Percent of Class: 5.5% (2)

     (c) Number of Shares as to which Such Person has:

(i)      sole power to vote or to direct the vote                 -0- shares
(ii)     shared power to vote or to direct the vote         2,000,000 shares (1)
(iii)    sole power to dispose or to direct the disposition of    -0- shares
(iv)     shared power to dispose or to direct the disposition of
                                                            2,000,000 shares (1)


------------------------

(1) The shares listed above are owned directly by Vulcan Ventures Incorporated and beneficially by Paul G. Allen, the sole shareholder of Vulcan Ventures Incorporated, who may be deemed to have shared voting and dispositive power with respect to such shares.

(2) The percentage is based upon an estimated 36,501,279 shares of voting common stock outstanding upon placement of 100% of the 10,000,000 shares of common stock offered in the issuer's initial public offering, as reported by this issuer in a Form S-1/A filed with the Securities & Exchange Commission on January 31, 2002. There are an additional 9,100,800 shares of non-voting common stock outstanding, which have been excluded from the calculation of the percentage of the class owned by the reporting person.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More Than Five Percent on Behalf of Another Person

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

    Not applicable.

Item 8.           Identification and Classification of Members of the Group

    Not applicable.

Item 9.           Notice of Dissolution of Group

    Not applicable.

Item 10.        Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          VULCAN VENTURES INCORPORATED



   February 11, 2002   By:   /s/William D. Savoy
                            --------------------------------------------------
                            William D. Savoy, Vice President


   February 11, 2002                *
                            ---------------------------------------------------
                           Paul G. Allen


                      *By: /s/ William D. Savoy
                           ---------------------------------------------------
                           William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX

     Exhibit                       Description

       99.1         Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement


    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

  Dated:  February  11, 2002.


                          VULCAN VENTURES INCORPORATED



   February 11, 2002    By:  /s/William D. Savoy
                            --------------------------------------------------
                            William D. Savoy, Vice President


   February 11, 2002                  *
                           ---------------------------------------------------
                           Paul G. Allen


                      *By: /s/ William D. Savoy
                           ---------------------------------------------------
                           William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.